VIA EDGAR

October 6, 2014

Mr. Hughes Bates
Attorney-Advisor
Office of Structured Finance
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F. Street, NE
Washington D.C., 20549

Re:	Annual Report on Form 10-K for the fiscal year ended December 31, 2013 Filed March 31, 2014 FirstEnergy Ohio PIRB Special Purpose Trust 2013

Dear Mr. Bates:

This letter is submitted on behalf of FirstEnergy Ohio PIRB Special Purpose Trust 2013 (the “Registrant”) in response to the comment provided by telephone to Gina K. Gunning, Associate General Counsel of FirstEnergy Service Company on September 22, 2014 regarding the certifications filed by the senior officer in charge of the servicing function for each of The Cleveland Electric Illuminating Company, Ohio Edison Company and The Toledo Edison Company, as servicers (collectively, the “Servicers”), with the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 filed with the Securities & Exchange Commission (the “Commission”) on March 31, 2014 (the “Form 10-K”). For your convenience, we have set forth the telephone comment in bold typeface immediately followed by the Registrant’s response.

Comment:    We note that the certifications filed deviate from the specific form and content provided in Item 601(b)(31)(ii) of Regulation S-K and the Instructions in Note 1 thereto. In particular, the heading, the introductory paragraph and the signature block of each certification suggests that the servicer, not a natural person in his or her individual capacity, is providing the certification. Additionally, the introductory paragraph of each certification includes the title of the certifying individual. Please file revised certifications that adhere to the form and content of the certifications set forth in Item 601(b)(31)(ii).

Response:    To address your comment, the Registrant is filing herewith an amendment to the Form 10-K containing revised certifications by the senior officer in charge of the servicing function for each of the three Servicers as Exhibits 31.1, 31.2 and 31.3.

The Registrant, to the extent applicable, acknowledges that:

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•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our response to staff comments, or need any additional information, please do not hesitate to call Gina Gunning at (330) 761-4488.

Respectfully submitted,

/s/ Steven R. Staub

Steven R. Staub
Vice President and Treasurer
The Cleveland Electric Illuminating Company, as servicer
Ohio Edison Company, as servicer
The Toledo Edison Company, as servicer

Cc: Gina K. Gunning
K. Jon Taylor

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